Exhibit 4.2

AMENDMENT OF OPTION AGREEMENT REGARDING THE ISSUANCE AND SUBSCRIPTION OF PREFERENCE SHARES IN THE SHARE CAPITAL OF STMICROELECTRONICS N.V.

The undersigned:

1.	STMicroelectronics N.V., a limited liability company organised under the laws of the Netherlands; established in Amsterdam, the Netherlands, hereinafter; “STM”;

and

2.	STMicroelectronics Holding II B.V., a private company with limited liability organised under the laws of the Netherlands, established in Amsterdam, the Netherlands, hereinafter: “H2BV”,

WHEREAS:

a.	on May 31, 1999 the undersigned entered into an option agreement regarding the issuance and subscription of preference shares in the share capital of STM (the “Option Agreement”);

b.	in connection with a 3:1 stock split, on May 5, 2000 the articles of association of STM were amended pursuant whereto the number of preference shares comprised in the authorised share capital of STM and the par value of such shares has been changed;

c.	H2BV has recently sold shares in the capital of STM as a consequence whereof it now holds 35.68% of the Issued shares of STM;

d.	article 10 of the Option Agreement provides that such agreement shall terminate as soon as H2BV shall no longer own at least 33% of the issued capital of STM;

e.	the parties hereto wish to amend the Option Agreement in such a way that the threshold in article 10 shall be decreased from 39% to 30%;

f.	the managing board of H2BV, the managing board of STM and the supervisory board of STM have approved the proposed changes to the Option Agreement and the general meeting of shareholders of STM has been informed thereof,

HEREBY AGREE AS FOLLOWS:

1.	In connection with the 3:1 stock split the parties hereto explicitly agree that since May 5, 2000 the maximum number of preference shares that H2BV may acquire pursuant to the Option Agreement (being the number of preference shares comprised in the authorised share capital of STM) is $40,000,000.

2.	Article 10 of the Option Agreement is hereby amended in such a way that it reads as follows:

“H2BV may not exercise its right to acquire the preference shares at a date upon which it does not hold at least 30% of the issued share capital of STM. For the purpose of determining whether H2BV holds as per such date at least 30% of the issued share capital of STM, shares in STM held directly by third party financial institutions acting in accordance with the instructions of H2BV, shall be deemed to be shares held by H2BV. The letter of the financial institutions confirming such circumstances shall be binding for both STM and H2BV.”

3.	Article 11 of the Option Agreement is hereby amended and shall read as follows:

“This agreement shall terminate as soon as H2BV no longer owns at least 30% of the issued and outstanding capital of STM for a period of twelve consecutive months. It may also be terminated by STM and H2BV through the execution of a written agreement to that effect by both parties.”

4.	Article 12 of the Option Agreement is hereby amended and shall read as follows:

“12.1. This agreement shall be governed by and construed in accordance with the laws of the Netherlands.”

“12.2.  Any and all disputes arising in connection with this agreement shall be finally settled by arbitration in accordance with the rules of the Netherlands Arbitration Institute (Nederland Arbitrage Instituut). The arbitration proceedings shall take place in the English language and the place of arbitration shall be Amsterdam. The arbitration tribunal shall consist of three arbitrators and shall decide in accordance with the rules of law.”

STMICROELECTRONICS N.V.

/s/ Pasquale Pistorio
Name: Pasquale Pistorio
Title: President and Chief Executive Officer

STMICROELECTRONICS HOLDING II B.V.

/s/ Luciano Acciari
Name: Luciano Acciari
Title: Managing Director

/s/ Bertrand Loubert
Name: Bertrand Loubert
Title: Managing Director